Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 12, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8713
                 Merrill 2020 Quality Opportunities Portfolio
                                 (the "Trust")
                      CIK No. 1803645 File No. 333-237602
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Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. Please revise the references to concentration in the "consumer products sector" to refer to concentration the industry or group of industries comprising the consumer discretionary sector.

      Response: Pursuant to the Staff's request, the prospectus will be revised in accordance with this comment throughout.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our response to your question please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       Chapman and Cutler LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon